June 26, 2013

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

USA

Attention:	Larry Spirgel, Assistant Director

Dear Sir:

Re:	Shaw Communications Inc. – Form 40-F for the Year Ended August 31, 2012

Filed November 30, 2012

Your File No. 1-14684

We have received your comment letter dated June 11, 2013. Your comment and our response is set forth below.

Form 40-F for the Year Ended August 31, 2012—Consolidated Statements of Income, page 63

We note that you present the subtotal “Operating income before amortization” on the face of the income statement. We believe that an operating measure is incomplete if it excludes items of an operating nature such as amortization, particularly in a capital intensive environment such as the telecom industry. Please revise the income statement to remove this line item or subtotal in future filings. Refer to paragraph BC 56 of IAS 1.

Response

In response to the staff’s comment we will remove the line item “Operating income before amortization” from the face of the income statement in future filings.

Shaw Communications Inc. hereby acknowledges that:

•	Shaw is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Shaw will not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

SHAW COMMUNICATIONS INC.

/s/ Steve Wilson

Steve Wilson

Senior Vice President and Chief Financial Officer